Exhibit (a)(1)(D)

GENERAL COMMUNICATION, INC.

INDIVIDUAL STATEMENT OF OPTIONS

General Communication, Inc. (“GCI”) is offering eligible officers, employees, consultants and advisors the opportunity to tender, or exchange, certain outstanding stock options for shares of restricted stock. The restricted stock will be granted under the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (as amended, the “Plan”). You may be eligible to participate in the offer because you have outstanding stock options granted under the Plan on or prior to February 15, 2009, and you are currently employed by, or retained as a consultant or advisor to, GCI. Participation in the offer is voluntary and you are under no obligation to tender any of your eligible stock options.

This Individual Statement of Options highlights some of the key points of the offer. This statement is intended to provide you with information you may find useful in determining whether or not you wish to exchange each eligible option. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange, dated August 6, 2009 (the “Offer to Exchange”). Annex A contains a table showing both your individual stock option information and the shares of restricted stock for which such options may be exchanged. It illustrates what will happen if you choose to exchange or retain your current stock options.

This Individual Statement of Options also sets forth the “Equivalent Price” for each of your eligible options. The Equivalent Price is the per share price of GCI Class A common stock (“Common Stock”) at which the value of your eligible options and the shares of restricted stock you would receive if you elect to participate in the offer would be considered mathematically equivalent. If the per share price of GCI Common Stock rises above the Equivalent Price, then the options would be worth more; while if the per share price of GCI Common Stock fails to achieve the Equivalent Price during the remaining term of your eligible options, the Restricted Stock would be worth more. Please keep in mind that future performance of GCI’s stock will depend on many factors. While you may find the Equivalent Price to be helpful indicator based on your expectation of the future performance of GCI’s Common Stock, there are a variety of other factors that should be taken into account in choosing whether to participate in the Offer to Exchange, including your personal risk tolerance, the applicable vesting dates of your eligible options and the Restricted Stock, and your personal tax situation. We encourage you to speak with your financial and tax advisors to determine whether or not to participate in the Offer to Exchange.

Once you’ve reviewed the information in this Individual Statement of Options and the Offer to Exchange, you must then complete the Letter of Transmittal/Withdrawal to participate in the offer. On the Letter of Transmittal/Withdrawal, you must make an election of whether or not you wish to tender your stock options, and you must sign and return the Letter of Transmittal/Withdrawal so it is received by GCI no later than 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended. You may withdraw your election at any point during the election period by resubmitting a Letter of Transmittal/Withdrawal and indicating that the previously tendered options should not be exchanged. All forms must be received no later than 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended. If you do not submit an completed Letter of Transmittal/Withdrawal by this deadline, it will be interpreted as your decision to not participate in the option exchange program and you will retain all your current stock options with their current terms. All decisions are final as of 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended.

If You Choose to Participate

If you choose to exchange a stock option grant through this program, you will surrender all of the exchanged, unexercised shares in that grant — exchanges for a portion of an outstanding unexercised option will not be accepted. You may, however, exchange some of your option grants without exchanging other option grants. For each eligible option grant you elect to exchange, you will receive a new award of restricted stock based on your option grant’s associated exchange ratio. Restricted stock awards represent the right to receive shares of GCI Class Common Stock once you meet the vesting requirements. Unlike your current stock options, you will not have to pay an exercise price to receive these shares of GCI Common Stock.

All shares of restricted stock received in exchange for eligible options will vest 50% on December 20, 2011, and 50% on February 28, 2012. If your position as an officer or employee with us terminates, or if you are notified by GCI that your services as a consultant or advisor to GCI have been discontinued, before your restricted stock has vested, then you will forfeit any shares of restricted stock that have not vested on the date of such termination. We will grant shares of restricted stock promptly following the expiration of the offer in exchange for properly tendered options.

When your shares of restricted stock vest and your shares of GCI stock are no longer subject to forfeiture, you will be required to recognize the value of these shares as taxable income, unless you file an election under Section 83(b) of the Internal Revenue Code no later than 30 days after the date on which the shares are acquired. A participant in the offer who properly files a Section 83(b) election will recognize ordinary income in an amount equal to the fair market value of the shares determined on the date on which they are acquired rather than on the date on which they vest. The tax consequences of accepting the offer are discussed in more detail under Section 14 of the Offer to Exchange, entitled “Material U.S. Federal Income Tax Consequences.”

If You Choose Not to Participate

If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive shares of restricted stock and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary and you are under no obligation to participate.

What Do You Need To Do?

Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, you must submit the Letter of Transmittal/Withdrawal as described in the Letter of Transmittal/Withdrawal if you wish to participate in the exchange. The completed Letter of Transmittal/Withdrawal must be received by GCI before 11:59 p.m., U.S. Alaska Daylight Time, September 4, 2009, unless the offer is extended.

About This Program

Participation in this program involves a number of potential risks described in the Offer to Exchange. Since the future market price of GCI Common Stock is unpredictable, eligible participants should carefully consider these risks. It is possible for your stock options to have a greater or lesser value than the shares of restricted stock that you receive under the offer.

PARTICIPANTS ARE ENCOURAGED TO CAREFULLY CONSIDER THESE RISKS AND TO SPEAK WITH FINANCIAL AND TAX ADVISORS AS NECESSARY BEFORE DECIDING WHETHER OR NOT TO PARTICIPATE IN THE OFFER.

ANNEX A

GENERAL COMMUNICATION, INC.

INDIVIDUAL STATEMENT OF OPTIONS

•                  You may choose to exchange eligible stock options that were granted under our Amended and Restated 1986 Stock Option Plan. Below is a summary of your eligible stock options and the applicable exchange ratio for each option grant.

(a) Grant Date	(b) Exercise Price	(c) Number Outstanding	(d) Exchange Ratio (1)	(e) Shares of Restricted Stock Issued Upon Exchange	(f) Equivalent Price

(1) The ratio of eligible option shares to be canceled to shares of restricted stock to be granted.